Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: KBW, Inc.
Commission File No.: 001-33138

Final Transcript

Final Conference Call Transcript

November 13, 2012 / BAML 2012 Banking and Financial Services Conference

CORPORATE PARTICIPANTS

Ronald J. Kruszewski
Stifel Financial Corp. - Chairman, President and CEO

CONFERENCE CALL PARTICIPANTS

Michael Carrier
Bank of America Merrill Lynch - Director, Research

Michael Carrier - Bank of America Merrill Lynch - Director, Research

We're going to get started here with the next presentation. It is my pleasure to introduce Stifel Financial's Chairman and CEO, Ron Kruszewski. Stifel is a full service regional brokerage and investment banking firm that provides services to both individual investors and institutions. Ron and his team have grown the firm significantly over the past decade and continue to build a premier middle-market investment bank, given its level of organic and inorganic growth, including the recent KBW transaction at a time when the industry has seen reduction in growth. I'll turn it over to Ron to find out where he sees Stifel and the industry heading in the years ahead, after which, we'll have some time for Q&A. Ron.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Thank you and good afternoon. Let's see. Forward-looking statements, let me get started. First of all, I'm excited to talk about our pending merger with KBW. I'll talk a little bit about that and I'll give you a brief overview of our quarter which seemed to have got lost in the shuffle of the announcement of this deal and then I'll be glad to sit down and take some questions.

First of all, our stated goal is to build a premier middle-market investment bank. We have been accomplishing this through both organic growth and acquisitions. We believe we're well positioned to take advantage of opportunities due primarily to the fact that we are unburdened by capital constraints. We have a low leverage business model, primarily an agency based model, conservative risk management. We've build the company through nine acquisitions since 2005 but we prudently evaluate all opportunities. We passed on certain opportunities that we felt we couldn't integrate. We capitalized on the headwinds and the turmoil that has impacted our industry. On the organic side, we are growing through the addition of high quality talent and we've driven revenue synergies by leveraging our global wealth and our institutional business depending on the transaction that we've been doing.

This next slide is how we look at the market and our place in the market. I view that the bulge bracket, the large firms, have to deal with two cross-current issues. First, they need to deleverage from whatever it was 35 to 1 to 12 - 15 to 1 while at the same time raising common equity and doing that against a backdrop where their ROEs were 18% so when you deleverage and have to raise common equity, the end result is maybe it's difficult to earn your cost to capital. Therefore, in financial services, I think you need to shrink. And, I think that's what you're seeing going on in the industry.

On the other end of the equation, you have the boutique firms where regulation and lack of scale, coupled with the fact that most boutique firms are institutionally focused firms today, with the backdrop of a very difficult volumes in the equity business, makes it very difficult for them to also earn acceptable returns. We believe we're in the middle. This will be, I believe, our 17th consecutive year of record revenue. We've not had a year where we've ended with less people than we began the year and we believe that we have the right size and scale, stability, capital, distribution, to be able to grow into a market that is facing a lot of turmoil and that's the position that we see ourselves in and it's a position that I'm pleased to be in. Throughout the years, and primarily since 2005, we have been a growth company as evidenced by these slides. Net revenues, we've grown 26% per year, again, 17 straight years of record revenue and I believe we might be the only firm on the Street that can say that. We've grown core net income 23%. We're very well capitalized with over 1.4 billion of equity. We manage today nearly $140 billion in our global wealth management business. We deliver that through over 2,000 advisors in 300 offices and we've grown book value per share 22% per year.

On the acquisition side, we've had a lot of questions over the years about our acquisition strategy.  I can tell you that up until this last one, and I believe this last one past will be prologue, but each merger has been a creative to Stifel and retention in each one of these deals was very high going back to 2005 and the Legg Mason Capital Markets, and Ryan Beck in 2006. We acquired a bank that was very small. Today, it's approximately $3.5 billion, very high quality, asset quality, very few problems. In fact, there are virtually no problem assets in our bank today. We acquired Butler Wick in that same time frame. Fifty-six branches from UBS back in 2009 and then the last three transactions have been institutionally focused, but each has filled a niche. When we looked at our business model back in 2009, we had a very significant research platform and a very significant global wealth management business, but felt we were undersized in the investment bank. When we looked at investment banking, we felt we had to invest in technology that lead to the Thomas Weisel transaction, which has been a very good transaction, growth focused in technology, consumer, healthcare, and energy in Canada.  We've achieved all the cost efficiencies. Everyone is still with us and it's been a very good transaction. Last year, we had the opportunity with Stone and Youngberg, a muni opportunity. In 2010, we did not do a negotiated underwriting in the State of California, and in 2011, we were the number one negotiated underwriter in the State of California. When you look at our quarterly results in investment banking, a lot of that growth, which was significant, has been driven by the fact that Stone and Youngberg is beginning to kick in on the fixed income side.

And then, our most recent transaction, which I'll talk more about, is KBW.  It's a boutique specialist in FIG. Many of you know of it as this is a FIG conference. When you look at Thomas Weisel on technology and KBW on FIG, I think we've put stakes down in the two biggest verticals in investment banking and we believe it's going to help us drive a lot of shareholder value.

Our balance sheet facilitates our growth. Most of the growth, as you can see, we have over $6 billion in assets today but almost all of that growth, in terms of leverage is in the bank. Our bank is levered 13 to 1, but our broker/dealer is only levered 2 to 1. So, we're a very conservatively funded investment bank. Most of our leverage is in the bank which we fund with customer deposits. Our total capitalization is about $1.7 billion, $1.4 billion of equity and about $300 million in debt. So, again, a low leverage model.

We've done all of these acquisitions, and about the same time since 2002 our stock has appreciated 7.5 times compared to the next, which is a little less than 2 times.  So, I think that we have not only grown the company but we've grown the company on the top line while more importantly growing the equity value per share.  I can tell you that when I look at most measures, it is not gross revenues or gross earnings, it is revenue per share and earnings per share is what really matters.

So opportunities will continue to drive our growth.  Our initiatives are to attract and retain talent, expand our private client. Private client will always be a growth business at Stifel. We have made significant investments in fixed income. We're going to expand our investment banking. We see a lot of opportunity to gain market share, as evidenced by our announced KBW deal. We will focus on growing the bank but with quality assets. We're not going to do wholesale asset generation. We'll look at asset management capabilities if and when they arise. To date, none of them generate return on investment hurdles. It's been difficult to expand an asset management and I think that underscores what we'll always do is approach our acquisition opportunities with discipline.

So, talking about KBW, why this combination makes sense. It simply creates the dominate force in financial services including research equity, sales and trading and banking. It's highly complementary to what we currently do. We believe that we have significant synergies but we're going to maintain KBW's premier brand in financial services. I believe that the financial sector is poised to benefit from improving fundamentals. I don't know if it will occur next year or in a few years, but I do believe that there's a lot to do in this sector and that we will benefit.  We will also leverage our Global Wealth Management platform and I believe this deal is a creative to the shareholders of Stifel.

The next slide, I won't go over it again, but it's it's the background of the two firms, Stifel's grown significantly. Back in 2005, we were really about the same size as KBW but today, about $1.6 billion in revenue and almost 5,500 associates.  In investment banking, we've been the number one U.S. equity underwriter with issuers, what we define as small cap, less than $500 million.  We think KBW is the leading global investment bank and number one across almost all categories with small and mid-cap banks.

Turning now to how the KBW deal changes our revenue mix.  I've always felt that Global Wealth Management of 55% to 60% is probably our optimum revenue mix. It's a stabile business that offsets the cyclicality of our institutional business.  On a pro forma basis, our annualized revenues are over $1.8 billion, 54% global wealth management and 46% institutional. The deal is we will acquire 100% of KBW. They had excess capital and we'll effectively use $250 million of their own cash to fund the majority of the cash consideration of the deal. The public shareholders will receive $17.50, $10 in cash and $7.50 in stock. We have a collar between $29 and $35. The exchange ratio will float and outside the band, it becomes fixed. You know, we believe there are significant synergy opportunities and I'm pleased that Tom Michaud will remain the CEO of KBW and he'll join our board. We went out to some 95 key associates of KBW. We asked them to have their restricted stock not vest on a change of control, which was their legal right. They agreed to roll it on the original terms and they signed retention agreements that give us 14 months, but these deals run five years. So, I believe the people are here to really drive this business. Tom and one outside director will join our board. The deal's subject to customary approval. We have to file a proxy and it will depend on whether we get a review, but it will probably close early in 2013 if I had to guess today.

If you look at the transaction we took out the excess capital and then valued the business after effectively dividending out their excess cash and then looked at this on an effectively adjusted purchase price of a little over $300 million, $327 million.  We think, based on these metrics, this deal meets our investment hurdles. We believe that on a cash-on-cash basis, this transaction delivers 10% to 16% ROE between $250 and $300 million of revenue. We think the business will run both domestically and internationally on $64 million of incremental, non-comp opex and we also believe that this transaction is 5% to 7% accretive to our earnings per share after cost savings are fully implemented.

As I've said, this is the time to invest in financial services. At least, I think it's the time. It's kind of late to change my mind, but we believe financials are a large driver of the U.S. economy and almost any way you want to look at it, we believe that there's significant business both in M&A, capital restructuring and capital raising to do in the FIG space.

If looking at Stifel and KBW combined, we're the dominant force in financial services. We'll be the leading financial services IPO and follow-on as a bookrunner and we're the number one depository bookrunner and number one conversion advisor, and number one FIG M&A advisor. We're going to maintain what I believe is the real strength of KBW, which is their specialty sales and trading sales force. We'll be number one in U.S. equity research coverage, number one in depository equity coverage. We'll cover over 400 financial companies.  I believe significant revenue enhancements will occur in fixed income when we take our fixed income platform to KBW's client base.

The one thing that's been a little confusing, I've been talking a lot today about is how we're going to integrate KBW, which is different than how we've done most deals in the past.  We intend to maintain the KBW brand in financial services and face our clients through this brand. It's confusing because people say, well, how do you achieve the cost savings and I just want to reiterate that how we face the clients through a sales and trading and research products that's going to branded KBW has very little to do with what happens in the back of the shop in terms of how we clear and manage the business.  We can do both and we have a plan to do that, but we do not want to decimate the KBW brand and frankly, their focus on small-cap and mid-cap banks and their expertise, which is phenomenal.  So, we believe that in this slide, it attempts to show how we look at Stifel's private client group revenues of about $1 billion, our institutional group of $600 million and then KBW's of $250 to $325 million. All these groups face the market and are overlaid against one common infrastructure.

The rest of this is just simply again, the culture and the brand, we think is powerful. When you look at overall, we will be the number one proprietor of domestic research of all the firms whether it's boutique, regional or bulge bracket. We significantly improve our trading capabilities on a combined basis.

This slide looks at all managed equity offerings since 2005.  Pro forma will be seventh and in terms of bookrunner equity offerings, in our target market, which is less than $500 million, we end up being second jumping from ninth today. So, we again believe this helps us with both scale and capability. As I've said, if you look at just depositories across almost any metric, we're number one at a combined basis and again, I think that this is going to really help us. I competed with KBW, in fact my entire career, I used to be a FIG investment banker and I appreciate their capabilities.  Combined with Stifel, we believe we will create a very powerful competitor.

I won't spend a lot of time on these slides but it just shows that there's not as much overlap as you might think there is in M&A or in capital markets. Fixed income, I will tell you that we will increase our combined fixed income revenues to depository institutions. I have been surprised at how fragmented this market is and frankly how little business we do at Stifel and combined, we're going to do a lot of business in fixed income. It's already helped on the Global Wealth Management side, which helps our brand. We have financial advisors calling us today and saying, with KBW I want to talk to you about joining your firm. Those calls go on every day, but they're going on more now that we've announced this transaction. So, the rest of this I'll take for questions as this is what we've done and how we've grown Stifel. Again, we've just had tremendous growth into a market that's shrinking but again, that's our business strategy. If you look at the institutional business, while it's been difficult on the Street, we remain profitable and continue to add people in this business.

Finally, just quickly, we had a great quarter. No one's even mentioned it to me today or since we announced the quarter, which I'm a little disappointed about. I guess, note to self, don't announce a major merger the same time you're announcing great financial results. But, as you can see, quarter over quarter, our revenues are up 25%. Income is up significantly, but I'm really pleased with the revenue number in what was a difficult market. In that number was about $0.09 a share relating to our investment in Knight Capital but even absent that, we significantly beat expectations both on the revenue and bottom line. So, it was a great quarter. For nine months, same thing.  You can see that we're poised, as I said, for another record year in revenue and I believe it will be a record year in net income.

I will talk quickly about our Global Wealth Management business, which has been very strong. Quarter over quarter revenue growth was 15%, but we also had a significant sequential improvement in operating contribution, which increased 11%. Our Institutional Group also posted a significant improvement, but that's also where we recorded the Knight transaction. So if you would want to normalize this for Knight, I would take out about $25 million in revenue at about $0.09 cents a share in profit.

And finally, and then I'll take questions, I talked last quarter about the impact of our investments on our margins.  We've made significant investments because we are not cutting people to meet the new normal. We're adding people to gain market share. It's contrarian, but it's what we've done in the past.  Last quarter I talked about the fact that it had cost us about $0.13 a share in margin and you can see these are investments that we've made in the private client, hiring fixed income people, a few underperforming businesses that we had exited, but as you can see, in the third quarter, you can see the revenue's grown from $5 million to $15 million and our per share impact on those investments have gone from $0.07 to $0.06 to now $0.02, and I believe we'll make money on these investments.  If you take the investments out, even in a difficult market, we are achieving our stated goal of 15% pre-tax margins.

So, I'll end with a thought that sometimes in our careers we'll see another bull market, and, if we do, I think we are very well positioned to significantly add shareholder value at Stifel.

So thank you and I'll be glad to take some questions.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

Okay. Hopefully, you're right on the environment.  I'll kick it off and then we'll open it up to Q&A.  Given the structure that you foresee KBW within Stifel, is it unique or could we see overtime another subsector, maybe it's not financial, but it's materials or that would actually have its own place within Stifel. So, just any color on why that structure versus I guess what would be a typical structure?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, first of all, the structure is meant to first maximize client interaction and best serve the client.  We always think about what is the best way to maximize revenue and serve clients since that's what this game's about. And, like in the Weisel case, we integrated the business although we kind of, we didn't really integrate the investment banks or put them together but there was really virtually no overlap. In this case, FIG is such a homogenous vertical, and the fact that KBW covers 450 companies, and does it very well in small and mid-cap, the idea that you would get rid of the sales force that knows that or integrate it into a more generalized sales force doesn't make a lot of sense.  KBW is also doing significant revenue. So, we're not married to any one strategy. We try to maximize revenue and we believe maintaining the brand and maintaining the sales and trading and research in the way they interact with clients is the way to go. But that does not mean that we're not efficient on our costs. We'll be very efficient on the costs we just believe this is the way to maximize the revenue and frankly, the client experience.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

Okay. I think there was a question right there.

Question:

Hello. Can you give us an insight as to how we can understand your numbers, your purchase numbers. So, how do we begin to fathom how well the old parts are doing within the new setting and what the management has been adding to the total corporation?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

You're talking about our past acquisitions?

Question:

I'm talking about the numbers presented that show the effects of the acquisitions on a purchase basis.  Unless we know on a pro forma basis the growth or the lack of growth or the very bad environment that you've been through, it doesn't reflect in the understanding of what's been accomplished or what we should worry about.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I mean that's a fair question. I'm not sure I can answer it. I can only answer it from the perspective that we don't measure it by acquisition.  When we merged Weisel, I don't keep track of their old business. I first of all think it's culturally dangerous to do that. I don't really have any idea of what Ryan Beck or the UBS branches have performed versus expectations. I know they've done well because our earnings per share and our revenue have grown in a market that's down 20%. So these acquisitions have done very well, but we quickly integrate and then don't report on any of them separately. So, I'm not sure I can answer your questions; I'm not sure what it would accomplish frankly.

Question:

I think what it might accomplish is allowing for the development of a multiple so that the market can distinguish whether there's a difference between being good at acquisitions and actually growing the core of the company, and showing that it performs differently than your competitors.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well I can tell you I've been asked this question in the past.  Before KBW, between 2005 and 2012, half of our growth has been organic and the other half has been by acquisition and that's just by taking the numbers at the time of acquisition and adding them to the results versus where we ended up so it's half organic and half acquisitions. Whether or not you're adding by organically hiring people or doing mass hires through acquisitions, the key is keeping and retaining people and driving earnings per share. I think we've been doing this for 15 years so I would hope our operating history is built into our multiple.

Question:

I could just further, with one other question to you. You gave the example of Weisel and with respect to that, I can understand the divisiveness that would be caused by measuring how each branch is doing, but on the other hand, how do  you measure whether the branches are worth keeping or not or the people are worth keeping if you're not measuring individual units and sub-units?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, of course we do. I mean we measure businesses for compensation purposes.  I just don't get into trying to remember or keep track of what was Weisel and what was Stifel. I find it to be an exercised that yields no results, but trust me people get paid according to their productivity.

Question:

And in terms of potential acquisitions in the years forward, do you feel that the historic rate can be perpetuated of acquisitions?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, I wouldn't think that we would do nine large transactions in the next nine years as we've done in the past nine years. I wouldn't predict that.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

We have another question behind you.

Question:

Ron, I think you've done a pretty good deal but my question is, a very small premium with a less than 10%, 7% or 8%, you're paying the cash portion with their cash, I believe KBW's employee shareholders have a majority interest. Is there any opposition from the public, KBW shareholders because the priced is about what the offering price was when it went public a few years ago. Why did they sell? Why did they agree to sell to you?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

You're asking me that question?

Question:

I don't see any KBW people here. Maybe they can tell me if they're here. It seems to me like you're getting a fantastic deal if that group performs going forward.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I mean, that's really a question for KBW, is it not? I don't want to speculate on why they agreed to merge, but I can tell you that they are a stronger part of us and we're a stronger firm with them and there's a lot of things that go into a deal so I'm just not going to answer a question directed to them. I hope you appreciate that.

Question:

Okay, Ryan Beck, they've operated as a separate division, Ben Plotkin is running it, are they going to be folded into KBW going forward because they compete in a lot of the same businesses.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Ryan Beck is not a separate division and Ben's not running it.  No, Ryan Beck is fully integrated as part of Stifel but in cases, there are a couple of branches that like the Ryan Beck name and they keep it up and it doesn't matter to me. But Ryan Beck is not in any way separate from what we've done with Stifel.

Question:

Are you going to continue in the thrifts conversion business?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

We're number one and we plan to continue to be number one.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

One area that you mentioned expanding which is kind of contrary to maybe the entire industry, that's in the fixed income area. Now could be just partially the size that you were and then you have players that are exiting so I guess when you're looking at the fixed income market and based on your footprint, your franchise, where are the opportunities in that space and when you look at capital intensity versus non-capital intensity, how do you make those two mesh and still generate a decent return?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

The fixed income business, first of all, I think has been a very good business obviously by what's happened to the yield curve and the short-term rates.  It's been a bull market but going forward, when I look at many clients' portfolios, I see relatively short durations that will need significant adjustments as the yield curve shifts up and steepens. It's not going to stay like this forever so I think the prognosis for the fixed income business is good. When I've looked at and come to understand some of the potential client bases that we were not penetrating, one that jumped out to me significantly were depositories. It's a huge market and was dominated really by a few players and we set out, we've hired some 60 people to go after the depository business, and we are in the process of doing that, and now we bring KBW in.  If KBW has one thing, they have great relationships with thousands of CEOs and CFOs and we intend to penetrate that with fixed income.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

Given the mix currently, when you think about growth from this point forward, and it can be whether it's organic or inorganic, but when you look at the trends that you're seeing on the wealth management side versus the institutional side, is there something that's more attractive and I guess on the inorganic, it's really the opportunities that present themselves, but when you look at the outlook for Stifel over the next five years, is it still going to be about the same relative contribution or do you foresee one of those pieces gaining?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

In terms of market growth, I think the Institutional business has more opportunity to rebound just in terms of improvement in market even more than the Global Wealth Management business has done. But in terms of our organic growth going forward, I think that a private client business will outpace the institutional business organically. We made a lot of investments. We're going to digest some of these investments.  It's going to be much more in Global Wealth Management going forward, but the impact on the revenue line item in any six month or two year period can be more significant in the Institutional business because it's frankly been flat on its back so an improvement there could be significant. I want to say though, again, our entire business model, and I think we've been contrarian, in that we haven't had a layoff and we're not cutting back.  Our business model is based upon the belief that the large universal banks, as I have said, have to delever, raise capital and restructure their businesses to achieve market returns on equity. Most of that is going to occur by cutting people and cutting people is going to cut not just excess capacity, but revenue and we believe that we're well positioned to gain that market share in a market that could otherwise look flat.  That's what we intend to do.

Question:

Ron, let me see if I understand you on the restricted stock. 95 KBW employees have restricted stock and they've agreed to extend that for 14 months and accept as part of a stock situation between $29 and $35 a share of Stifel stock. At the end of 14 months, then they can sell it and they have five year contracts with the company? Is that what you said in the presentation?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I don't think that's what I said but I'll say it again, okay. More than 95 KBW people had restricted stock, but the 95 people that we identified as absolutely key to this transaction we went to and said that instead of your stock vesting upon a change of control, meaning to be freely tradable, we want you to let it vest as it otherwise would vest, which would be over another one to three years.  And, you might ask why someone would do that and the answer is we weren't going to do the deal unless they did, and these people see the power of this transaction and all of them, or the vast majority, agreed to extend or not have their stock vest on a change of control. In addition to that, they agreed to effectively work for just KBW for the next 14 months, effectively a non-compete for 14 months.  Plus we then put five year retention stock on top of that. So, the combination of those three things is the retentive aspects of this transaction which I can tell you are extremely high. I'm not worried about people leaving or not working hard to gain market share. My primary worry is the overall market. And my biggest worry is what's going on in Washington.

Question:

So, how long does the non-compete go for now?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Fourteen months.

Question:

Just back on the wealth management side, you mentioned the organic growth in the private clients spaces outpace other parts of the business. Do you mind just elaborating on within wealth management, where you see particular areas of growth and how you're positioned relative to others to capitalize on that growth?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, primarily our growth is in financial advisors.  Effectively thousands of financial advisors have been consolidated up into universal bank models from firms that used to look a lot like Stifel.  What's happening today is many of these financial advisors at the larger firms want to go back to the firm they used to work at, more entrepreneurial, more freedom for them and unfortunately, their firm doesn't exist anymore so the firm that looks a lot like where they used to work is Stifel. We see a lot of people that want to come back to their old environment, not everyone obviously, but that's going to drive a lot of our growth. That coupled with our Bank, which has and will continue to be a significant contributor to our profitability as it grows.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

One last one. It seem like just based on what you were saying in terms of maybe we're in for some improvement in financials, in that environment, you're positioned to do well, yet if the sluggishness continues then maybe you're right in terms of the big banks continuing to delever and cutt costs.  So it appears that you can gain market share in either scenario. Which one do you hope for? Which one do you feel like you're better positioned?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

The one that I hope for is, as I've said all day in our meetings, I have not, in my 30 years in the business have ever witnessed the economy or frankly the capital formation and wealth management business held as hostage to what's going on in Washington as I do today and the uncertainty caused by the fiscal collapse, the inability to deal with the deficit and all the uncertainty has really put a damper on confidence and therefore on our business. I believe that that will get resolved. I believe a big factor that's going to help get capital in motion will be corporate tax reform. I believe that's a bipartisan issue. I will say that from Stifel's perspective, corporate tax reform has to help us in that we pay the highest marginal tax rates possible in the United States, nearly 40% which I find is ridiculously high and the highest in the world so I believe we're going to be a net beneficiary.  Corporate tax reform, a long-term solution to our long-term debt issues I think can reignite confidence and it makes no sense to me where the ten year yield stands versus the yield on the S&P 500 in any growth environment.  With confidence, I believe you'll see money rotate out of fixed income back into equities, which will allow investments, volumes to improve, the market to improve and I believe we're well positioned for that. The counter side is that nothing happens. We go off the fiscal cliff. Europe goes into the abyss. We go into a deflationary cycle and I've made some bad investments in that environment but I'm not counting on that one.

Michael Carrier - Bank of America Merrill Lynch - Director, Research

All right, people, we'll wrap it up there. Thanks again Ron.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Thank you.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this Current Report on Form 8-K that relate to Stifel Financial Corp.'s (the "Company") or KBW, Inc.'s ("KBW") future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain KBW stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW's business and operations with those of the Company may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW's or the Company's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on the Company's, KBW's or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which the Company and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to KBW's shareholders and in the Company's and KBW's respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and "Risk Factors" in KBW's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information

In connection with the proposed Merger, the Company will be filing a registration statement on Form S-4 that also constitutes a prospectus of the Company and other relevant documents relating to the acquisition of KBW with the SEC. The registration statement on Form S-4 will include a proxy statement of KBW, and the final proxy statement/prospectus will be mailed to shareholders of KBW. The Company and KBW shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the Company, KBW and the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about the Conpany and KBW, without charge, at the SEC's website (www.sec.gov). Free copies of the Company's filings also may be obtained by directing a request to the Company's Investor Relations by phone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel's website (www.stifel.com). Free copies of KBW's filings also may be obtained by directing a request to KBW's Investor Relations by phone to (866) 529-2339, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com.

Proxy Solicitation

The Company, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.   Information regarding Stifel's directors and executive officers is also available in the Company's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012.  Information regarding KBW's directors and executive officers is also available in KBW's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 27, 2012.  These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial Corp.